[Community Financial Shares, Inc. Letterhead]



                        COMMUNITY FINANCIAL SHARES, INC.

                                  Supplement to
                        Offer to Purchase for Cash Up To

                       200,000 Shares of Its Common Stock

August 16, 2007

Dear Stockholder:

         On August 14, 2007, we announced our offer to purchase up to 200,000 shares of our common stock (the "Shares") at a purchase price of $26.00 per Share. The offer, and the procedures you must follow if you want to tender your Shares, are explained in detail in the Offer to Purchase, Letter of Transmittal, and related documents sent to you on August 14th. The attached supplement modifies and corrects the pro forma "Earnings per share" and "Average shares outstanding" information included on pages 18 and 19 of the original Offer to Purchase. Historical and pro forma disclosure of "Return on average assets" and "Return on average equity" has also been added. Accordingly, we encourage you to read carefully the supplement together with the Offer to Purchase, the Letter of Transmittal, and related documents.

         If you have any questions regarding the changes made to the Offer to Purchase or anything else related to our tender offer, please contact our Dealer Manager and Information Agent, Howe Barnes Hoefer & Arnett, Inc., at (800) 800-4693.

         Please note that the offer is scheduled to expire at 5:00 p.m., Central time, on September 28, 2007, unless extended by Community Financial. Again, we encourage you to read carefully the enclosed materials.

         Thank you for your consideration.

Sincerely,                            Sincerely,



Donald H. Fischer                     Scott W. Hamer
Chairman of the Board                 President and Chief Executive Officer